UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-41175

SANGOMA TECHNOLOGIES
CORPORATION

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

100 Renfrew Drive

Suite 100

Markham, Ontario, Canada L3R 9R6

(905) 474-1990

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference as exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-261071).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Condensed consolidated interim financial statements of the Registrant for the three and six month periods ended December 31, 2021 and 2020.
99.2	Management discussion and analysis of financial condition and results of operations of the Registrant for the three and six month periods ended December 31, 2021.
99.3	News Release, dated February 10, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sangoma Technologies Corporation

Date: February 10, 2022	By:	/s/ Larry Stock
Name: Larry Stock
Title: Chief Corporate Officer